UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ICF International, Inc.
 (Name of Issuer)

Common Stock, $0.001 par value
(Title Class of Securities)

44925C103
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44925C103

1

NAME OF REPORTING PERSON: Sagard Capital Partners, L.P.

I.R.S. Identification No. of Above Person (Entities Only):  20-3332164

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ITEMS 2(D) OR 2(E)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 949,765
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 949,765

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

949,765

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES      [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.94%

14

TYPE OF REPORTING PERSON:

PN

CUSIP No. 44925C103

1

NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only):  20-3331555

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ITEMS 2(D) OR 2(E)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 949,765
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 949,765

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

949,765

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES      [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.94%

14

TYPE OF REPORTING PERSON:

CO

CUSIP No. 44925C103

1

NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only):  20-2402055

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ITEMS 2(D) OR 2(E)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 949,765
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 949,765

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

949,765

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES      [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.94%

14

TYPE OF REPORTING PERSON:

CO

Introduction

This Amendment No. 5 to Schedule 13D (this “Statement”) relates to the beneficial ownership of Common Stock, $0.001 par value per share (the “Shares”) of ICF International, Inc., a Delaware corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated October 11, 2013, as heretofore amended.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the initial Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)

The Shares reported herein are held directly by Sagard.  As of February 29, 2016, each Reporting Person beneficially owned 949,765 Shares, which represented 4.94% of the outstanding Shares, based upon 19,223,827 Shares outstanding on October 23, 2015, as reflected in the Issuer’s Form 10-Q filed October 30, 2015.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of February 29, 2016.

(b)

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  949,765

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  949,765

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)

The following transactions have been effected by Sagard over the last 60 days:

Trade Date	Price	Quantity
2/11/2016	$32.83	(300)
2/17/2016	$32.91	(9,750)
2/18/2016	$32.96	(5,900)
2/19/2016	$33.29	(3,800)
2/22/2016	$33.10	(14,200)
2/23/2016	$33.23	(47,000)
2/24/2016	$32.81	(5,625)
2/25/2016	$33.05	(22,395)
2/26/2016	$33.01	(144,700)
2/29/2016	$34.16	(5,400)

(d)

Not applicable.

(e)

This is an exit filing, which is being filed because, as of February 26, 2016, (i) the Reporting Persons beneficially owned 4.97% of the Shares (i.e., less than 5% of the outstanding Shares) and (ii) the beneficial ownership of the Shares by the Reporting Persons had been reduced by 1% or more of the outstanding Shares.

Item 7.

Material to Be Filed as Exhibits.

Exhibits A - C are hereby amended and restated in their entirety, as attached hereto.

Exhibit A

Persons Who may be Deemed to Control the Reporting Persons

Exhibit B

Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corp.

Exhibit C

Executive Officers and Directors of Power Corporation of Canada and the Trustees of the Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2016	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS GP, INC. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

EXHIBIT A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	3249531 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President and Chief Executive Officer)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director and Executive Officer (Treasurer)
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Senior Legal Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President and Chief Executive Officer)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Senior Legal Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michael Braner
(ii)	Executive Officer (Vice-President and Treasurer)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Adam Weiss
(ii)	Executive Officer (Vice-President and Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Anil Shrivastava
(ii)	Executive Officer (Vice-President and Assistant Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

EXHIBIT C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	Executive Chairman of the Board, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 29th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel Coutu
(ii)	Director
(iii)	Canada
(iv)	Director, Brookfield Asset Management, Inc.
(v)	335 8th Avenue S.W., Calgary (Alberta), Canada T2P 1C9
(vi)	None
(vii)	None

(i)	Laurent Dassault
(ii)	Director
(iii)	France
(iv)	Vice-Chairman and Chief Executive Officer, Groupe Industriel Marcel Dassault SA
(v)	9, Rond-Point des Champs Elysées, 75008 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Wittington Investments, Limited
(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7
(vi)	None
(vii)	None

(i)	Robert Gratton
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Honorary Deputy Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair of the Board, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3315, Montréal (Québec), Canada H3B 3N2
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	John A. Rae
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	J. David A. Jackson
(ii)	Director
(iii)	Canada
(iv)	Lawyer, Partner Emeritus and Senior Counsel, Blake, Cassels & Graydon LLP
(v)	199 Bay Street, Suite 4000, Commerce Court W., Toronto, ON M5L 1A9
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	120 East 79th Street, New York, NY, USA 10075
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Claude Genéréux
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Peter Kruyt
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Trustees of The Desmarais Family Residuary Trust

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the trustees of The Desmarais Family Residuary Trust.

(i)	Jacqueline Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Philanthropist
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Trustee
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Trustee
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Trustee
(iii)	Canada
(iv)	Attorney
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None